SUB-ITEM 77D(g)

                           POLICIES WITH RESPECT TO
                             SECURITY INVESTMENTS

                             AIM INVESTMENT FUNDS

Effective May 31, 2000, AIM Emerging Markets Debt Fund (the "Fund") no longer invested 100% of its assets in the Emerging Markets Debt Portfolio (the "Portfolio"). The Fund was merged into AIM Developing Markets Fund.